06007596

AB 4/6/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 07 2006 209 SECTION

SEC FILE NUMBER
8- 53612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commercebank Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Alhambra Circle, Penthouse Floor
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Viña, Financial & Operations Principal (305) 460-8628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1441 Brickell Avenue, Suite 1100	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raphael Viña, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commercebank Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELINE MELENDEZ
Notary Public - State of Florida
My Commission Expires Feb 9, 2008
Commission # DD 281781
Bonded By National Notary Assn.

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commercebank Investment Services, Inc.

(A wholly-owned subsidiary of Commercebank, N.A.)

Financial Statements and Supplementary Schedules

December 31, 2005 and 2004

Index

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Commercebank Investment Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Commercebank Investment Services, Inc. (the "Company") (a wholly-owned subsidiary of Commercebank, N. A.) at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 3, 2006

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A)
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and due from banks	$ 2,307,599	$ 655,357
Deposits with clearing broker	100,000	100,000
Receivable from clearing broker	373,800	278,000
Receivable from affiliates	242,656	122,834
Property and equipment, net	30,175	24,840
Other assets	34,661	25,991
Total assets	$ 3,088,891	$ 1,207,022
Liabilities and Stockholder's Equity		
Payable to clearing broker	$ 1,037,524	$ -
Accrued expenses and other liabilities	394,667	328,023
	1,432,191	328,023
Commitments (Note 6)		
Stockholder's equity:		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	2,999,999	1,999,999
Accumulated deficit	(1,343,300)	(1,121,001)
	1,656,700	878,999
Total liabilities and stockholder's equity	$ 3,088,891	$ 1,207,022

The accompanying notes are an integral part of these financial statements.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Commissions	$ 1,395,979	$ 1,609,566
Fees	954,585	756,867
Interest and dividend income	22,672	5,017
Total revenues	2,373,236	2,371,450
Expenses		
Employee compensation and benefits	1,909,635	1,736,450
Fees and services	211,881	194,008
Occupancy	132,766	132,766
Other	472,528	523,983
Total expenses	2,726,810	2,587,207
Loss before income taxes	(353,574)	(215,757)
Income tax benefit	131,275	77,393
Net loss	$ (222,299)	$ (138,364)

The accompanying notes are an integral part of these financial statements.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2003	100	$ 1	$ 1,999,999	$ (982,637)	$ 1,017,363
Net loss	-	-	-	(138,364)	(138,364)
Balance, December 31, 2004	100	1	1,999,999	(1,121,001)	878,999
Contribution from parent	-	-	1,000,000	-	1,000,000
Net loss	-	-	-	(222,299)	(222,299)
Balance, December 31, 2005	100	$ 1	$ 2,999,999	$ (1,343,300)	$ 1,656,700

The accompanying notes are an integral part of these financial statements.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net loss	$ (222,299)	$ (138,364)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	16,961	11,470
Change in operating assets and liabilities -		
Securities held for trading	-	225,098
Receivable from clearing broker	(95,800)	(178,000)
Receivable from affiliates	(119,822)	(17,393)
Other assets	(8,670)	(6,041)
Payable to clearing broker	1,037,524	-
Accrued expenses and other liabilities	66,644	153,928
Cash provided by operating activities	674,538	50,698
Cash flows from investing activities		
Purchases of property and equipment	(22,296)	(18,073)
Cash used in investing activities	(22,296)	(18,073)
Cash flows from financing activities		
Contribution from parent	1,000,000	-
Cash provided by financing activities	1,000,000	-
Net increase in cash and cash equivalents	1,652,242	32,625
Cash and cash equivalents, beginning of year	655,357	622,732
Cash and cash equivalents, end of year	$ 2,307,599	$ 655,357

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Commercebank Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Commercebank, N.A. (the "Bank"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

In July 2001, the Bank organized the Company with the purpose of providing broker-dealer services to its customers. The Company obtained approval to commence operation in May 2002. The Company's principal office is in Coral Gables, Florida.

The Company provides introductory brokerage and investment services primarily for customers of the Bank. All security transactions are settled through a third party clearing broker on a fully disclosed basis. The Company provides its customers with transaction services. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees

Fees from portfolio management services are recorded as earned based on a percentage of the average assets managed during the period. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions

Commissions earned are related to the customer's trading volume and the dollar amounts of the trades. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of ninety days or less.

Securities
Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Property and Equipment
Property and equipment includes furniture, computer software and equipment and is recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of property and equipment is provided on the straight-line basis using estimated useful lives of the related assets.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense or benefit is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The Company's results of operations are included in the consolidated income tax return of its ultimate Parent. Under an intercompany income tax allocation policy, the Company accrues and pays its allocation of income taxes to its ultimate Parent, or accrues and receives payment from its ultimate Parent to the extent that tax benefits are realized.

New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154 "Accounting Changes and Error Corrections." This statement replaces Accounting Principles Board Opinion No. 20 "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principles. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This Statement is not expected to impact the Company's financial operations in future periods.

Reclassifications
Certain reclassifications have been made to the December 31, 2004 financial statements to conform to current year presentation.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company is exempt from the maintenance of such reserve accounts.

3. Property and equipment, net

Property and equipment, net consists of the following at December 31, 2005 and 2004:

	2005	2004	Estimated Useful Lives (in Years)
Furniture and Equipment	$ 7,179	$ 5,842	3 - 10
Computer equipment and software	65,687	46,075	3
Leasehold Improvements	1,347	-	5
	74,213	51,917	
Less: accumulated depreciation	(44,038)	(27,077)	
	$ 30,175	$ 24,840	

Depreciation expense was $16,961 and $11,470 for the years ended December 31, 2005 and 2004, respectively.

4. Payable to Clearing Broker

The amount payable to the clearing broker at December 31, 2005 of $1,037,524, relates to securities sold, not yet purchased and is collateralized by a cash balance at the same date. In January 2006, this amount was fully repaid in cash.

5. Related Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

	December 31, 2005	December 31, 2004
Assets:		
Cash and cash equivalents	$ 120,641	$ 101,252
Receivable from affiliates	242,656	122,834
Total due from related parties	363,297	224,086
Liabilities and stockholder's equity:		
Stockholder's equity	1,656,700	878,999
Total due to related parties	1,656,700	878,999
Net related party position	$ (1,293,403)	$ (654,913)

The Company maintains some of its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

Related party transactions included in the Company's results of operations for the years ended December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Revenues		
Fees	$ 110,900	$ 190,574
Expenses:		
Management fees	288	53,484
Rent expense	132,768	132,768

During 2005, the Company received accounting and certain administrative services performed by affiliates at no charge.

6. Commitments

The Company occupies office premises under a non-cancellable operating lease agreement with the Bank that expires in December 2007. Rent expense for the years ended December 31, 2005 and 2004 amounted to $132,766, respectively. Future minimum lease payments under this agreement as of December 31, 2005 and 2004 are as follows:

Year Ending December 31,	Amount
2006	$ 132,768
2007	132,768
	$ 265,536

7. Employee Benefit Plan

The Company has a 401(k) benefit plan (the "Plan") covering substantially all of its employees.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees with at least six months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second through completion of the sixth year of employment.

During 2005 and 2004, the Company contributed $43,190 and $40,311, respectively, to the 401 (k) benefit plan in matching contributions.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2005, the Company had net capital of $881,537, which was $781,537 in excess of its required net capital of $100,000. At December 31, 2005 and 2004, the Company's percentage of aggregate indebtedness to net capital was 44.77% and 76.76%, respectively.

9. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2005 consisted primarily of receivables and payables from / to affiliates and third parties and accrued expenses.

Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in credit risk. To mitigate this risk, the Company has established credit review policies to monitor its transactions with, and balance transactions with, these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the non-delivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements. At December 31, 2005 the Company had recorded approximately $1,037,000 in liabilities and none for 2004 relating to this risk.

10. Income Taxes

The tax benefit of the Company's net operating losses has been utilized by the Bank. At December 31, 2005, the Company had a receivable from the Bank of approximately $183,000 related to the use of the tax benefit recorded by the Company.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Schedule I

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$ 1,656,700
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment, net	30,175	
Other assets	651,117	681,292
Haircuts on securities:		
Contractual securities commitments	37,827	
Undue concentration	56,044	93,871
Total deductions and /or charges		775,163
Net capital		$ 881,537
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 100,000
Excess of net capital		$ 781,537
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accrued expenses and other liabilities		394,667
Total aggregate indebtedness		$ 394,667
Ratio of aggregate indebtedness to net capital		44.77%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2005 and 2004 unaudited FOCUS Report filings dated March 3, 2006 and January 24, 2005, respectively.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005 Schedule II

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholder and Board of Directors of Commercebank Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Commercebank Investment Services, Inc. a wholly owned subsidiary of Commercebank, N.A. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 3, 2006